NETWORK-1 TECHNOLOGIES, INC.

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-190719

PROSPECTUS SUPPLEMENT NO. 3
(To Prospectus dated October 17, 2013)

This is a prospectus supplement to our prospectus dated October 17, 2013 (the “Prospectus”) relating to the resale from time to time by selling stockholders of up to 6,324,661 shares of our common stock, including shares issuable upon exercise of outstanding warrants.  On November 18, 2013, we filed with the Securities and Exchange Commission a Current Report on Form 8-K.  The text of the Current Report on Form 8-K is attached to and a part of this supplement.

This prospectus supplement should be read in conjunction with the Prospectus and may not be delivered or utilized without the Prospectus.  This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the Prospectus.

The securities offered by the Prospectus involve a high degree of risk.  You should carefully consider the “Risk Factors” referenced on pages 7-16 of the Prospectus in determining whether to purchase the common stock.

The date of this prospectus supplement is November 18, 2013.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_______________________

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):       November 14, 2013

Network-1 Technologies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-15288	11-3027591

(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

445 Park Avenue, Suite 1020, New York, New York 10022

(Address of principal executive offices)

Registrant’s telephone number, including area code:  (212) 829-5770

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02       Results of Operations and Financial Condition.

On November 14, 2013 the Company issued a press release announcing its financial results for the quarter ended September 30, 2013.  A copy of the press release is attached hereto as Exhibit 99.1.

Item 9.01       Financial Statements and Exhibits

(c)           Exhibits

Exhibit No.	Description

99.1	Press Release dated November 14, 2013

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NETWORK-1 TECHNOLOGIES, INC.

Dated: November 19, 2013	By:	/s/ Corey M. Horowitz
Name: Corey M. Horowitz
Title: Chairman and Chief Executive Officer

3

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Corey M. Horowitz, Chairman and CEO
Network-1 Technologies, Inc.
(212) 829-5770

NETWORK-1 REPORTS THIRD QUARTER 2013 RESULTS

New York, New York November 14, 2013-- Network-1 Technologies, Inc. (OTC BB: NTIP) today announced financial results for the quarter ended September 30, 2013.

Network-1 had revenue of $1,227,000 and $7,198,000 for the three and nine months ended September 30, 2013, respectively, as compared with revenue of $1,418,000 and $7,809,000 for the three and nine months ended September 30, 2013, respectively.  The decrease of $191,000 or 13% in revenue for the quarter ended September 30, 2013 was due primarily to a decline in royalties from our licensees.  The decrease of $611,000 or 8% in revenue for the nine months ended September 30, 2013 was due primarily to decreased royalties from our licensees and greater license initiation fees achieved from patent litigation settlements of $565,000 in the nine months ended September 30, 2012 as compared with $258,000 of such license initiation fees in the nine months ended September 30, 2013.

Network-1 reported net income (loss) of ($208,000) or ($0.01) per share (basic) and ($0.01) (diluted) for the third quarter ended September 30, 2013 as compared to net income of $194,000 or $0.01 per share (basic) and $0.02 (diluted) for the third quarter ended September 30, 2012. Third quarter 2013 non-cash patent amortization expenses were $418,000 as compared to $2,000 of patent amortization expenses for the third quarter 2012 due primarily to an increase in amortization expenses related to patent portfolios acquired by Network-1 during 2013.  Non-cash compensation expenses during the third quarter were $70,000.   Exclusive of such non-cash expenses for patent amortization and compensation, net income for the third quarter of 2013 was $280,000 or  $.01 per share (basic) and $0.01 (diluted) as compared to net income of $254,000 or $.01 per share (basic) and $.01 per share (diluted) for the third quarter 2012.

Network-1 reported net income for the nine months ended September 30, 2013 of $1,966,000 or $0.08 per share (basic) and $0.07 per share (diluted), compared with a net income $2,854,000 or $0.11 per share (basic) and $0.10 per share (diluted) for the nine months ended September 30, 2012.  For the nine months ended September 30, 2013 non-cash patent amortization expenses were $668,000 as compared to $7,000 of patent amortization expenses for the nine months ended September 30, 2013 due primarily to an increase in such expenses related to patent portfolios acquired by Network-1 during 2013.  Non-cash compensation expenses during the nine months ended September 30, 2013 were $326,000.  Exclusive of such non-cash expenses for patent amortization and compensation, net income for the nine months ended September 30, 2013 was $2,960,000 or $.12 per share (basic) and $.11 per share (diluted) as compared to net income of $3,084,000 or $.12 per share (basic) and $.11 (diluted) for the nine months ended September 30, 2012.

At September 30, 2013, the Company had net operating loss carry forwards (NOLs) totaling approximately $24,317,000 expiring through 2031, with a future tax benefit of approximately $8,268,000. At September 30, 2013 the remaining deferred tax asset was $6,002,000.

At September 30, 2013, Network-1's principal sources of liquidity consisted of cash and cash equivalents of approximately $19.5 million and working capital of approximately $21 million.  During the months of third quarter of 2013, Network-1 repurchased an aggregate of 97,812 shares of common stock, at an average price of $1.78 per share, pursuant to its Share Repurchase Program.  Since the end of the third quarter (September 30, 2013) to date, Network-1 repurchased an additional 248,760 shares of its common stock at an average price of $1.71 per share, pursuant to its Share Repurchase Program.  Since inception of the Share Repurchase Plan  (August 2011), Network-1 has repurchased a total of 3,332,228 shares of its common stock at an average price of $1.28 per share.

During the nine months ended September 30, 2013, Network-1 acquired thirteen (13) patents (as well as six (6) pending patent applications, one of which has been granted).  Network-1 continues to review potential patent acquisitions and strategic relationships with third parties to assist in the development and licensing of their patents.

During the second quarter of 2013, Network -1 initiated patent litigation against several vendors of document system software and computer systems in the United States District Court for the Eastern District of Texas, Tyler Division, for infringement of U.S. Patent No. 6,006,227 (the ‘‘227 Patent”).  Named as defendants in the lawsuit are Apple, Inc., Microsoft, Inc., Hewlett-Packard Company, Lenovo Group Ltd., Lenovo (United States), Inc., Dell, Inc., Best Buy Co., Inc., Samsung Electronics America, Inc. and Samsung Telecommunications America L.L.C.  Network-1 seeks, among others things, monetary damages based upon reasonable royalties. The lawsuit alleges that the defendants have infringed and continue to infringe the claims of the ‘227 Patent by selling and offering to sell Mac OS and Windows operating systems as well as personal computers and tablets that include versions of those operating systems.

The ‘227 Patent was among nine (9) patents and five (5) pending patent applications acquired by Network-1, through its newly formed subsidiary, Mirror Worlds Technologies, LLC, from Mirror Worlds, LLC (the “MW Patent Portfolio”) in May 2013.  The ‘227 Patent entitled “Document Stream Operating System” relates to methods that enable unified search, indexing, displaying and archiving of documents in a computer system.    The inventions described in the ‘227 Patent resulted from the work done by Yale University computer scientist, Professor David Gelernter, and his then graduate student, Dr. Eric Freeman, in the mid-1990s.   Both Professor Gelernter and Dr. Freeman entered into consulting agreements with Network-1 as part of our acquisition of the MW Patent Portfolio.

Professor Gelernter and Dr. Freeman are currently associated with Lifestreams Technologies Corporation (“Lifestreams”), a company that develops next generation applications and methodologies aimed at organizing and displaying digital data.  Lifestreams is a licensee of the MW Patent Portfolio.  In connection with the acquisition of the MW Patent Portfolio, Network-1 also acquired an equity interest in Lifestreams.  In addition, in July 2013 Network-1 made an additional equity investment in Lifestreams and, as part of an amended license agreement with Lifestreams related to the MW Patent Portfolio, Network-1 received a warrant to purchase 7.5% of the outstanding common stock of Lifestreams on a fully diluted basis.

ABOUT NETWORK-1 TECHNOLOGIES, INC.

Network-1 Technologies, Inc. is engaged in the  development, licensing and protection of its intellectual property and proprietary technologies.  Network-1 works with inventors and patent owners to assist in the development and monetization of their patented technologies.   It currently owns twenty (20) patents covering various technologies including patents covering (i) the delivery of power over Ethernet (PoE) cables for the purpose of remotely powering network devices, such as wireless access ports, IP phones and network based cameras; (ii) foundational technologies that enable unified search and indexing, displaying and archiving of documents in a computer system; (iii) enabling technology for identifying media content on the Internet and taking further action to be performed based on such identification including, among others, the insertion of advertising and the facilitation of the purchase of goods and services; and (iv) systems and methods for the transmission of audio, video and data over computer and telephony networks.  Network-1 currently has sixteen (16) license agreements with respect to its Remote Power Patent, which include, among others, license agreements with Cisco Systems, Inc., Cisco Linksys, Inc., Extreme Networks, Inc., Netgear Inc., Motorola Solutions, Inc., Allied Telesis, Inc., NEC Corporation and several other data networking vendors.  The Remote Power Patent covers the remote delivery of power over Ethernet networks.  The Remote Power Patent was granted by the U.S. Office of Patents and Trademarks on April 21, 2001 and expires on March 11, 2020. In addition, Network-1 seeks to acquire additional intellectual property assets and enter into strategic relationships with third parties to monetize their intellectual property assets.  During the first nine months ended September 30, 2013, Network-1 acquired thirteen (13) patents as well as five (5) pending patent applications.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements address future events and conditions concerning Network-1’s business plans. Such statements are subject to a number of risk factors and uncertainties as disclosed in the Network-1’s Annual Report on Form 10-K for the year ended December 31, 2013 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 including, among others, the continued validity of Network-1’s Remote Power Patent, the ability of Network-1 to enter into additional license agreements, the ability of Network-1 to receive significant royalties from its existing license agreements, the uncertainty of patent litigation, risks related to the Inter Partes Review proceedings and reexamination proceeding involving Network-1’s Remote Power Patent pending at the United States Patent and Trademark Office, Network-1's ability to achieve revenues and profits from its intellectual property or the intellectual property of its strategic partners, Network-1's ability to execute its strategy to acquire additional patents or enter into strategic relationships with third parties to license or otherwise monetize their intellectual property, the continued viability of the PoE market, future economic conditions and technology changes and legislative, regulatory and court decisions related to enforcing patents. Except as otherwise required to be disclosed in periodic reports, Network-1 expressly disclaims any future obligation or undertaking to update or revise any forward-looking statement contained herein.

The condensed statements of operations and condensed balance sheets are attached.

NETWORK-1 TECHNOLOGIES, INC.
CONDENSED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
UNAUDITED

Network-1 Technologies, Inc.
Condensed Statements of Operations

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
ROYALTY REVENUE	$1,227,000	$1,418,000	$7,198,000	$7,809,000
COST OF REVENUE	345,000	393,000	2,117,000	2,341,000
GROSS PROFIT	882,000	1,025,000	5,081,000	5,468,000
OPERATING EXPENSES:
General and Administrative	738,000	622,000	1,933,000	1,653,000
Amortization of Patents	418,000	2,000	668,000	7,000
Non-Cash compensation	70,000	58,000	326,000	223,000

TOTAL OPERATING EXPENSES	1,226,000	682,000	2,927,000	1,883,000

OPERATING INCOME (LOSS)	(344,000)	343,000	2,154,000	3,585,000

OTHER INCOME (EXPENSES):
Interest income, net	9,000	3,000	27,000	22,000

INCOME (LOSS) BEFORE INCOME TAXES	(335,000)	346,000	2,181,000	3,607,000

INCOME TAXES (BENEFIT)
Current	(3,000)	11,000	23,000	44,000
Deferred	(124,000)	141,000	192,000	709,000
Total Income Taxes (Benefits)	(127,000)	152,000	215,000	753,000
NET INCOME (LOSS)	$(208,000)	$194,000	$1,966,000	$2,854,000

Net Income per share - Basic	$(.01)	$0.01	$.08	$0.11
- Diluted	$(.01)	$0.01	$.07	$0.10

Weighted average number of common shares outstanding:
- Basic	25,792,387	25,963,093	25,387,348	25,659,085
- Diluted	28,189,583	28,516,642	27,462,358	28,544,972

NET INCOME (LOSS)	$(208,000)	$194,000	$1,966,000	$2,854,000

OTHER COMPREHENSIVE INCOME NET OF TAX: Unrealized gain (loss) arising during period	(1,000)	(6,000)	(15,000)	(4,000)

COMPREHENSIVE INCOME (LOSS)	$(209,000)	$188,000	$1,951,000	$2,850,000

See notes to condensed financial statements

Condensed Balance Sheet as of September 30, 2013

Cash and cash equivalents	$19,584,000

Total current assets	$21,441,000

Total assets	$33,013,000

Total current liabilities	$567,000

Total long term liabilities	$-0-

Total stockholders' equity	$32,446,000